October 30, 2009
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Aamira Chaudhry, Division of Corporation Finance
Telephone: 202-551-3389
Facsimile: 703-813-6967

Re:	Trico Marine Services File No. 001-33402 Form 10-K: For the Fiscal Year Ended December 31, 2008
Dear Ms. Chaudhry:
We are in receipt of your letter dated October 21, 2009 regarding a comment to the above-referenced filing. This letter sets forth our responses to such comment. For your convenience, we have included the comment set forth in your letter, followed by our response to such comment.
Form 10-K: for the fiscal year ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Note 5. Long Term Debt, page 79
Comment 1: We note your response to our prior comments 9 and 10. Please supplementally provide us with a detailed analysis of your accounting for the two separate debentures under the applicable accounting literature, including a full analysis under EITF 00-19. Additionally, please specifically address how the conversion features work, and provide an example to the extent that it would be helpful. Please tell us what consideration was given to the requirement to settle in registered shares and how it impacted your accounting treatment.
Response 1: As discussed in our response to comment 10 within your letter dated October 1, 2009, both our 6.5% Debentures and our 3.0% Debentures provide the holder with a conversion option. These instruments are discussed separately below.
3% Debentures:
The 3% Debentures are settled in a combination of cash and our stock (see Attachment 1 for full details of the settlement features). The conversion option is not required to be separately accounted for as a derivative based on our assessment provided below. As described in EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, the Task Force reached consensuses on the accounting for three hypothetical instruments. We believe that Instrument C in that consensus is most analogous to the terms of the 3% Debentures since the principal is cash settled. Instrument C is described in the consensus as follows:

“Upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. If the holder does not exercise the conversion option, the issuer must repay the accreted value of the debt in cash at maturity.”
Paragraph 12 of FAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:
a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement. (Note: Trico would meet this criteria due to the embedded feature (i.e., the conversion option) having the characteristics and risks of an equity instrument whereas the host is a debt instrument).

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur. (Note: Trico would meet this criteria as the instrument is carried at its original value adjusted only for any amortization of debt issuance costs and debt discounts).

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (Note: Trico meets these requirements. The conversion option will be settled in the company’s stock, which is a publicly-traded , therefore Trico considers the net settlement criteria to be met).
Because the conversion feature (i.e., embedded feature) meets the criteria of paragraph 12 of FAS 133, the instrument is required to be accounted for separately unless it meets a scope exception to FAS 133. Paragraph 11(a) of FAS 133 states that an entity shall not consider contracts to be derivative instruments if the contracts issued or held by the entity are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. To assess whether or not the conversion option is indexed to the company’s own stock, EITF 01-6 must be considered. To assess whether or not the conversion option would be classified as shareholders’ equity if it were freestanding, EITF 00-19 must be considered.
In regards to EITF 01-6, instruments are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The Conversion option in the 3% Debentures is indexed solely to the Company’s own stock and no other market or index, therefore meeting the criteria under EITF 01-6 and the paragraph 11(a) scope exception of FAS 133.
In determining whether bifurcation is required, consideration must be given to pars. 12-32 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. EITF 00-19 provides detailed guidance on the application of the SFAS 133 exemption for contracts that are (1) indexed to a company’s own stock and (2) are classified in shareholder’s equity. In order to determine whether the conversion feature would be classified in shareholders’ equity if it were a freestanding derivative, it must be determined whether or not the convertible debt would be considered “conventional” convertible debt.
The determination of whether convertible debt is conventional focuses primarily on whether the investor (1) will receive a fixed or floating number of shares upon conversion and (2) can force a cash settlement of the value of the conversion feature. For an instrument to be considered “conventional” under EITF 00-19, the instrument must be settled entirely in a fixed number of shares or entirely in cash. The conversion option is settled in shares based on the trading price of the common stock. The holder will receive a floating number of shares upon conversion. Therefore, the debt is considered non-conventional.
Since the convertible debt is considered “non-conventional,” the Company must also consider EITF 00-19 paragraphs 12-32 to determine the appropriate classification for the conversion option.

Criteria
Par.	Criteria	Evaluation	Met
14 - 18	Contract permits company to settle in unregistered shares	The Company may settle in unregistered shares. The debenture agreement contains the following registration rights:	Yes

•     The Company is required to file with the SEC not later than 90 days after the date of original issuance of the Debentures, a shelf registration statement covering resales by holders of the Debentures and the common stock issuable upon conversion of the Debentures;

• use reasonable best efforts to cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the date of original issuance of the Debentures; and

• use reasonable best efforts to keep the registration statement effective until the earliest of:

Criteria
Par.	Criteria	Evaluation	Met

(1) the date when the holders of transfer restricted Debentures and shares of common stock issued upon conversion of the Debentures, other than our affiliates, are able to sell all such securities immediately without restriction under Rule 144(k) under the Securities Act;

(2) the date when all transfer restricted Debentures and shares of common stock issued upon conversion of the Debentures are registered under the shelf registration statement and sold pursuant thereto; or

(3) the date when all transfer restricted Debentures and shares of common stock issued upon conversion of the Debentures have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

If the Company fails to obtain or maintain the registration, additional interest will accrue on the Debentures, the registration default has been cured or until the effectiveness of the shelf registration statement is no longer required to be maintained. Additional interest, if any will accrue at a rate per year equal to:

• 0.25% of the principal amount of Debentures to and including the 90th day following such registration default; and

• 0.50% of the principal amount of Debentures from and after the 91st day following such registration default. (In no event will additional interest accrue at rate to exceed .50%)

Therefore, if the Company can not provide registered shares, it will only be required to make this additional interest payment, the holders of the debentures can not force cash settlement, if the shares are not registered.

The accounting for this payment is governed by FSP EITF 00-19-2. We have assessed the probability of such a payment being required to be made and have determined that the probability is remote. Therefore, it was not deemed necessary to record any liability for this amount

Criteria
Par.	Criteria	Evaluation	Met
19	Company has sufficient authorized and unissued shares	The Company has 25 million in authorized common stock; 14.8 million shares are issued and outstanding at the notes’ issuance date. According to the Company’s calculation, there are sufficient shares that are authorized and unissued to settle the conversion option in this instrument in all possible circumstances.	Yes

The Company has a policy of assessing share sufficiency based upon the order that it issues various offerings. This policy is consistent with a “first in first out” methodology.

We reassess this criteria at each reporting period.

20 - 24	Contract contains an explicit limit on the number of shares to be delivered in a share settlement	Upon conversion the Company will settle the conversion spread in shares of common stock, if any, based on a daily conversion value (as described in the Offering Memorandum), provided that in no event will the Company issue more than 19.7571 shares of common stock per $1,000 principal amount of debentures (or approximately 2.96 million shares), subject to specified anti-dilution adjustments. The limit on the maximum number of shares issuable has been established in order to comply with a rule of the Nasdaq Global Market limiting the issuance of common stock by companies listed thereon without stockholder approval.	Yes

25	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC	As noted above, Trico is required to pay a cash penalty payment if they fail to register the debt and common shares by the due date. The accounting for this payment is governed by FSP EITF 00-19-2. We have assessed the probability of such a payment being required to be made and have determined that the probability is remote. Therefore, it was not deemed necessary to record any liability for this amount	Yes

26	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by counterparty, and the sales proceeds are insufficient to provide the counterparty with full return of the amount due	There are no such provisions in the indenture agreement.	Yes

Criteria
Par.	Criteria	Evaluation	Met
27 - 28	Contracts require net-cash settlement only in specific circumstances in which holders of shares underlying the contract would receive cash in exchange for their shares	Net share settle feature is automatic. Upon Fundamental Change, the principal is cash settled as under normal terms of the agreement. If an event causes a change in control of the company, the common shareholders would receive the same consideration.	Yes

29 - 31	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract	There are no such provisions in the contract	Yes

32	There is no requirement in the contract to post assets as collateral at any point or for any reason	There are no such provisions in the contract	Yes
Because the conversion spread feature meets the provisions described above, the Company is not required to bifurcate the conversion feature and account for it separately as a derivative. Note that the EITF 00-19 analysis was performed each reporting date after the issue date. At each reporting date, the number of shares required to settle the conversion feature will not exceed 2.9 million which we determined to be less than our authorized and unissued shares. Based on this analysis, the 3% debentures continued to meet the requirements of EITF 00-19 at each reporting period.
6.5% Debentures:
Our 6.5% debentures include a conversion option that may be settled in a combination of cash or stock, at the Company’s election. For conversions prior to May 15, 2013, the holder is entitled to a payment in cash equal to the amount of any interest that would have accrued under the debentures for the period from the conversion date through May 15, 2013, discounted to the present value using a discount rate of U.S. Treasury Bonds with an equivalent remaining term. We evaluated the criteria pursuant to Paragraph 12 of FAS 133 to determine if all of the following criteria are met:
a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement. (Note: Trico would meet this criteria due to the embedded feature (i.e., the conversion option) having the characteristics and risks of an equity instrument whereas the host is a debt instrument).

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur. (Note: Trico would meet this criteria as the instrument is carried at its original value adjusted only for any amortization of debt issuance costs and debt discounts).

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (Note: Trico meets these requirements. The conversion option will be settled in the company’s stock, which is a publicly-traded, therefore Trico considers the net settlement criteria to be met).
Because the conversion feature (i.e., embedded feature) meets the criteria of paragraph 12 of FAS 133, the instrument is required to be accounted for separately unless it meets a scope exception to FAS 133. We analyzed the instrument pursuant to EITF 01-6 (EITF 07-5 beginning January 1, 2009) to determine whether they are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133. While there are no exercise contingencies, the conversion option does provide for an interest make whole provision that can be exercised at the holder’s option and therefore the settlement amount will vary based partially on the US Treasury Bond rate, (i.e., the T-Bond rate will have an affect on the settlement amount of the instrument), therefore under EITF 01-6 and 07-5, the instrument does not meet the part of the paragraph 11(a) scope exception of FAS 133.
In addition, paragraphs 12-32 of EITF 00-19 provide detailed guidance on the application of the FAS 133 exemption for contracts that are classified in shareholders equity. In order to determine whether the conversion feature would be classified in shareholders’ equity if it were a freestanding derivative, it must be determined whether or not the convertible debt would be considered “conventional” convertible debt.
The determination of whether convertible debt is conventional focuses primarily on whether the investor (1) will receive a fixed or floating number of shares upon conversion and (2) can force a cash settlement of the value of the conversion feature. For an instrument to be considered “conventional” under EITF 00-19, the instrument must be settled entirely in a fixed number of             shares or entirely in cash. The feature that allows the Company to satisfy the obligation through any combination of cash and shares would result in the securities being considered “non-conventional.”
Since the convertible debt is considered “non-conventional,” the Company must also consider EITF 00-19 paragraphs 12-32 to determine the appropriate classification for the conversion option.

Criteria
Par.	Criteria	Evaluation	Met
14 - 18	Contract permits company to settle in unregistered shares	While the holders of these debentures have registration rights similar to those described above for the 3% debentures, the holders of these debentures have the right to convert the notes at any time into the requisite number of unregistered shares, and if redeemed prior to May 2013, the present value of the remaining interest payments (i.e. interest make whole provision). The interest make whole provision is only settled in cash. Therefore, if the holder elects to convert prior to May 2013, a portion of the settlement amount will be in cash, rather than unregistered shares.	No

Criteria
Par.	Criteria	Evaluation	Met
19	Company has sufficient authorized and unissued shares	The Company has 25.0 million shares of authorized common stock; 20.6 million shares are issued and outstanding (including contingently issuable shares) at the notes’ issuance date. According to the Company’s calculation, there are not sufficient shares authorized and unissued to settle the conversion option in this instrument in all possible circumstances.	No

The Company has a policy of assessing share sufficiency based upon the order that it issues various offerings. This policy is consistent with a “first in first out” methodology.

We reassess this criterion at each reporting period.

20 - 24	Contract contains an explicit limit on the number of shares to be delivered in a share settlement	The conversion rate is 24.74023 subject to adjustment for a make-whole applicable increase which would not exceed 3.7110. Therefore, the inherent cap included in the indenture is 28.45123 per $1,000.	Yes

25	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC	As noted above, Trico is required to pay a cash penalty payment if they fail to register the debt and common shares by the due date. The accounting for this payment is governed by FSP EITF 00-19-2. We have assessed the probability of such a payment being required to be made and have determined that the probability is remote. Therefore, it was not deemed necessary to record any liability for this amount	Yes

26	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by counterparty, and the sales proceeds are insufficient to provide the counterparty with full return of the amount due	There are no such provisions in the indenture agreement.	Yes

Criteria
Par.	Criteria	Evaluation	Met
27 - 28	Contracts require net-cash settlement only in specific circumstances in which holders of shares underlying the contract would receive cash in exchange for their shares	Net share settle feature is automatic. Upon Fundamental Change, the principal is cash or equity settled as under normal terms of the agreement. If an event causes a change in control of the company, the common shareholders would receive the same consideration.	Yes

29 - 31	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract	There are no such provisions in the contract	Yes

32	There is no requirement in the contract to post assets as collateral at any point or for any reason	There are no such provisions in the contract	Yes
Based on the conclusions above, the conversion feature does not meet the requirements for classification in equity if it was freestanding. Therefore, in accordance with paragraph 12 of FAS 133, the conversion option should be accounted for separately from the host/debt contract.
The conversion feature should be recorded as an asset or liability at the date of bifurcation (although it is acceptable to present it within the same balance sheet line item as the host/debt portion of the contract/instrument). The bifurcated option should be recorded at its fair value at inception and the initial carrying value assigned to the debt host contract should be calculated as the difference between the basis of the hybrid instrument and the fair value of the bifurcated embedded option (i.e., the “with and without method”) pursuant to DIG Issue B6 #2 and DIG Issue B22. This would result in an additional debt discount or premium being recorded for the initial fair value of the bifurcated item.
As the Interest Make Whole settlement is required to be settled in cash and can be exercised based on the holder’s option and it is indexed to the T-bond rate, the conversion feature will never meet the requirements for accounting under EITF 00-19 and EITF 01-6. The Interest Make Whole is part of the Conversion Feature described in the Indenture and therefore can not be separated from the Conversion Feature and accounted for as a separate derivative under DIG Issue B15.
The bifurcated derivative liability is therefore marked to market each reporting period and the resulting gain or loss is recorded in the income statement.
In addition, attached as Attachment 1 hereto please find additional information describing how the conversion features work together with a range of alternative conversion examples.
In connection with its responses to the Staff’s comment, the Company hereby acknowledges that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
     Please feel free to contact either myself at 281-203-5716 or Lisa Curtis at 281-203-5723 when you have had a chance to review our responses herein.

Very truly yours,
/s/ Geoff Jones
Geoff Jones
Chief Financial Officer

cc: Lyn Shenk

Attachment 1
The following table outlines the conversion options related to the 3.00% Senior Convertible Debentures due 2027:

Conversion Type	Criteria	Price	Settlement
Optional Redemption by Company	Anytime after 1/1/12	• 1/15/12 – 1/14/13 @ 100.8571% of principal amount	Cash Only
• 1/15/13 – 1/14/14 @ 100.4286% of principal amount
• after 1/14/14 @ 100.000% of principal amount

Redemption at the Option of Holders Upon Fundamental Change	Occurrence of Fundamental Change	100% of principal amount	Cash Only

Repurchase of	1/15/14	100% of principal amount	Cash Only
Debentures by Company	1/15/17
at Option of Holders	1/15/22

Holder Right to Convert
•     Prior to 1/15/25 if stock price is at least 125% of conversion price for 20 out of 30 consecutive days

•     Any date after 1/15/25

•     If called for redemption by the Company (Optional Redemption by Company)

•     Fundamental Change

•     If Trading Price per $1,000 Principal Amount for any ten consecutive days is less than 98% of the average of the Closing Price per share of Common Stock multiplied by the Conversion Rate

•     Certain distributions by Company to Common Share holders
		Determined by Trading Price of Common Stock underlying the Debentures	Net Share Settlement: For each $1,000 principal amount, for each of the 20 Trading days during the Conversion Settlement Period, cash equal to the lesser of $50 and the Daily Conversion Value and to the extent the Daily Conversion Value exceeds $50, a number of shares of Common Stock equal to the difference between the Daily Conversion Value and $50 divided by the Volume Weighted Average Price of the Common Stock for that day (see example below)

Net Share Settlement Example:
Conversion Rate = 23.0216 shares per $1,000 Principal Amount

			Cash Settlement		Number of
			Amount per		Shares per each
		Daily	each $1,000 in		$1,000 in
		Conversion	principal		principal
		Value	amount (lesser		amount (Stock
	Assumed	(Conversion	of $50 and Daily	Stock	Settlement
	Stock Price	Rate x Stock	Conversion	Settlement	Amount / Daily
	(Daily VWAP)	Price x 1/20)	Value	Amount	VWAP)
Trading Day 1	$45.50	$52.37	$50.00	$2.37	0.052
Trading Day 2	$46.00	$52.95	$50.00	$2.95	0.064
Trading Day 3	$45.00	$51.80	$50.00	$1.80	0.040
Trading Day 4	$44.50	$51.22	$50.00	$1.22	0.027
Trading Day 5	$44.00	$50.65	$50.00	$0.65	0.015
Trading Day 6	$43.00	$49.50	$50.00	$0.00	0.000
Trading Day 7	$42.50	$48.92	$50.00	$0.00	0.000
Trading Day 8	$44.00	$50.65	$50.00	$0.65	0.015
Trading Day 9	$44.50	$51.22	$50.00	$1.22	0.027
Trading Day 10	$45.00	$51.80	$50.00	$1.80	0.040
Trading Day 11	$45.00	$51.80	$50.00	$1.80	0.040
Trading Day 12	$44.50	$51.22	$50.00	$1.22	0.027
Trading Day 13	$45.00	$51.80	$50.00	$1.80	0.040
Trading Day 14	$46.00	$52.95	$50.00	$2.95	0.064
Trading Day 15	$46.50	$53.53	$50.00	$3.53	0.076
Trading Day 16	$46.00	$52.95	$50.00	$2.95	0.064
Trading Day 17	$46.50	$53.53	$50.00	$3.53	0.076
Trading Day 18	$46.00	$52.95	$50.00	$2.95	0.064
Trading Day 19	$45.50	$52.37	$50.00	$2.37	0.052
Trading Day 20	$45.00	$51.80	$50.00	$1.80	0.040

Total			$1,000.00		0.824

HOLDERS WOULD RECEIVE FOR EACH $1,000 PRINCIPAL AMOUNT OF DEBENTURES: $1,000.00 + 0.824 SHARES OF COMMON STOCK

The following table outlines the conversion options related to the 6.50% Senior Convertible Debentures due 2028:

Conversion Type	Criteria	Price	Settlement
Optional Redemption by Company
•     If stock price is at least 175% of conversion price for 20 out of 30 consecutive days (limited to 50% of outstanding until 5/15/11 and unlimited thereafter)
•     Anytime after 5/15/13 in whole or in part (with no minimum stock price requirement)
		100% of principal amount	Cash Only

Redemption at Option of Holders Upon Fundamental Change	Occurrence of Fundamental Change	100% of principal amount	Cash Only

Repurchase of Debentures by Company at Option of Holders	5/15/13 5/15/15 5/15/18 5/15/23	100% of principal amount	Cash Only

Holder Right to Convert	• At anytime	Determined by Trading Price of Common Stock underlying the Debentures	The Company has the option to pay in all stock, all cash, or a combination thereof at the Company’s election. For conversions prior to May 15, 2013, the holder is entitled to a payment in cash equal to the amount of any interest that would have accrued under the debentures for the period from the conversion date through May 15, 2013, discounted to the present value using a discount rate of U.S. Treasury Bonds with equivalent remaining term. Please see the following examples.

The following four scenarios represent examples of the conversions of the 6.50% Senior Convertible Debentures due 2028:

EXAMPLE 1: Company Elects to Pay in All Shares

Conversion Settlement Amount (per $1,000 in Principal) =

Settlement	All Stock	All Stock or Stock and / or Cash
Share Percentage	0%	Specified by Company if not electing all stock
Cash Percentage	0%	Specified by Company if not electing all stock
Trading Days	20	1 -20 days as specified by Holder (20 is default)
Conversion Rate	24.74023	per $1,000 principal, subject to adjustment
Assumed VWAP	$45.00	assumed same for each Trading Day

All Stock

Settlement Shares

=

Shares = Conversion Rate * Principal Amount / $1,000

24.74023 shares issued

Or

0% ***Stock*** + 0% ***Cash***

Net Settlement Shares + Conversion Cash Settlement Amount

Net Settlement Shares = Conversion Rate * Share Percentage

0 shares issued

Conversion Cash Settlement Amount = Sum of Daily Conversion Cash Settlement Amounts = Greater of

Minimum Conversion Cash Settlement Amount

=

(Cash Percentage * $1,000) / Trading Days

cash paid

Sum of Daily Settlement Amounts

=

For each Trading Day: Daily Share Amount x VWAP (Volume Weighted Average Price)

=

(Net Cash Shares / Trading Days) * Trading Days * VWAP

=

Conversion Rate * Cash Percentage * VWAP

$0.00 cash paid

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EXAMPLE 3: Company Elects to Pay in All Cash and Stock is Trading Above Minimum VWAP

Conversion Settlement Amount (per $1,000 in Principal) =

Settlement	Stock / Cash	All Stock or Stock and / or Cash
Share Percentage	0%	Specified by Company if not electing all stock
Cash Percentage	100%	Specified by Company if not electing all stock
Trading Days	20	1 -20 days as specified by Holder (20 is default)
Conversion Rate	24.74023	per $1,000 principal, subject to adjustment
Minimum VWAP	$40.42	= $1,000 /Conversion Rate
Assumed VWAP	$45.00	assumed same for each Trading Day

All Stock

Settlement Shares

=

Shares = Conversion Rate * Principal Amount / $1,000

shares issued

Or

0% ***Stock*** + 100% ***Cash***

Net Settlement Shares + Conversion Cash Settlement Amount

Net Settlement Shares = Conversion Rate * Share Percentage

0 shares issued

Conversion Cash Settlement Amount = Sum of Daily Conversion Cash Settlement Amounts = Greater of

Minimum Conversion Cash Settlement Amount = (Cash Percentage * $1,000) / Trading Days

cash paid

Sum of Daily Settlement Amounts = *For each Trading Day:* Daily Share Amount x VWAP (Volume Weighted Average Price) = (Net Cash Shares / Trading Days) * Trading Days * VWAP = Conversion Rate * Cash Percentage * VWAP

$1,113.31 cash paid

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